[Insert Morrison & Foerster LLP Letterhead]

March 11, 2005

Writer’s Direct Contact
(213) 892-5290
asussman@mofo.com

By Overnight Delivery

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

Re:	BofI Holding, Inc.
Registration Statement No. 333-121329

Dear Mr. Friar:

On behalf of BofI Holding, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-121329) (the “Registration Statement”). Courtesy copies of the Amendment will be provided that are marked to show changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2005.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letters dated February 28, 2005 and March 9, 2005. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letters.

1. Comment: It appears from your disclosures on page F-11 that you used the minimum value method to determine the fair value of options granted. While this method is appropriate for non-public entities, any options granted after the date of your initial S-1 filing should include an assumption for the expected volatility of your stock. Please revise your accounting policy footnote for stock options to disclose that:

William Friar
March 11, 2005
Page Two

•	You previously followed the minimum value method for valuing options while you were a non-public company;

•	The minimum value method does not require non-public companies to consider the expected volatility of their stock to estimate the fair value of the options; and

•	Once you are a public company, you will value your options using a volatility factor in accordance with generally accepted accounting principles.

Response: In response to the Staff’s comment, the Company has revised its accounting policy footnote for stock options as requested.

2. Comment: For consistency purposes, please consider revising your footnote to include parent company only financial information as of December 31, 2004 and for the six month periods ended December 31, 2004 and 2003.

Response: In response to the Staff’s comment, the Company has provided additional disclosure to include parent only financial information as of December 31, 2004 and for the six months ended December 31, 2004 and 2003.

3. Comment: We do not understand the revised language in the last sentence of the third paragraph on page 100. The sale of shares that the underwriters “are left with” after the offering will not be part of the same offering. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that any shares sold after the initial public offering will not be a part of the same offering.

4. Comment: We note your statement on page 105 that “[i]n the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s account balance or history with the underwriter or participating dealer.” This allows the underwriters and participating dealers to require pre-funding of accounts, which is no consistent with our guidance. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that the underwriters do not require any bid to be funded with the necessary funds to purchase shares until settlement. The underwriters have informed the Company, and the Company has revised the disclosure to clarify, that a bidder who has no prior history with W.R. Hambrecht + Co., LLC

William Friar
March 11, 2005
Page Three

and no other means of establishing its suitability or creditworthiness to participate in the offering may have its bid reduced or rejected.

5. Comment: Please describe the conditions for valid bids, including eligibility standards and account funding requirements, of The Seidler Companies Incorporated.

Response: The underwriters have informed the Company, and the Company has revised the disclosure to clarify, that there are no material differences in the requirements for submitting a valid bid between W.R. Hambrecht + Co., LLC and The Seidler Companies Incorporated. The underwriters have also informed the Company that, consistent with telephone conversations between W.R. Hambrecht + Co.’s general counsel and David Lynne and Carol McGee of the Division Chief Counsel’s office, the underwriters will obtain the following representation from dealers that receive an allocation of shares in the offering:

“In connection with our receipt of shares in the initial public offering of [Bank of Internet], we represent that we have and will conduct our bid solicitation and share distribution activities with respect to our customers in a manner that is materially consistent with the procedures that are described in the Plan of Distribution of the S-1, and further represent that we will conduct all of our activities with respect to the offering in compliance with Section 5 of the Securities Act of 1933, as amended.”

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290 or to Charles C. Kim at (213) 892-5742.

Very truly yours,

/s/ Allen Z. Sussman

Allen Z. Sussman

Enclosures

cc:	Mr. Michael Clampitt — Securities and Exchange Commission
Ms. Lisa Haynes — Securities and Exchange Commission
Mr. John Nolan — Securities and Exchange Commission
Mr. Gary Lewis Evans — BofI Holding, Inc.
Mr. Andrew J. Micheletti — BofI Holding, Inc.
Ms. Ellen R. Marshall, Esq. — Manatt, Phelps & Phillips, LLP